MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2500, 605 - 5th Avenue, S.W.
Calgary, AB, T2P 3H5
Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change

March 15, 2007

3.	News Release

A news release dated March 15, 2007, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCNMatthews Newswire (Canada and U.S. disclosure package) on March 15, 2007 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On March 15, 2007, TransGlobe announced well results at Set #1.

5.	Full Description of Material Change

See the attached news release.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report

March 15, 2007

Suite 2500, 605 - 5th Avenue S.W. Calgary, Alberta, Canada T2P 3H5 Tel: (403) 264-9888 Fax: (403) 264-9898 Email: trglobe@trans-globe.com Web: www.trans-globe.com
News From ...

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
WELL RESULTS AT SET #1 , NUQRA BLOCK 1, EGYPT

Calgary, Alberta, Thursday, March 15, 2007 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) (TSX symbol "TGL"; AMEX symbol "TGA") announces well results at Set #1.

Nuqra Block 1, Arab Republic of Egypt (50% working interest)
The Set #1 exploration well was drilled to a total measured depth of 1,372 meters (4,500 feet) and subsequently plugged and abandoned. No hydrocarbons were encountered in the Cretaceous and Jurassic sands. The Set #1 exploration well was the first of a two-well commitment targeting Cretaceous and Jurassic prospects in the Nuqra/Kom Ombo rift basin located near Aswan, Egypt.

The drilling rig is currently moving to the second exploration commitment well at Narmer #1, located approximately 30 kilometers east of Set #1. It is expected that Narmer #1 will commence drilling on March 24 and take approximately 40 days to drill and evaluate.

About TransGlobe Energy Corporation
TransGlobe Energy is an oil and gas producer with proved reserves and production operations in The Republic of Yemen and in Alberta, Canada. TransGlobe has an active exploration and development program planned for 2007 in The Republic of Yemen, the Arab Republic of Egypt and in Canada. The Company owns working interests in more than 6.6 million acres across their operating regions. In 2006, the Company set new records for total proved reserves and annual production. Calgary-based, TransGlobe Energy’s common shares trade as “TGL” on the Toronto Stock Exchange and “TGA” on the American Stock Exchange.

Cautionary Statement to Investors:
This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
s/s Ross Clarkson	- or -
Lloyd W. Herrick, Vice President & C.O.O.

Executive Offices:
Ross G. Clarkson	#2500, 605 – 5th Avenue, S.W.,
President & C.E.O.	Calgary, AB T2P 3H5

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com